June 6, 2023

SUBMISSION VIA EDGAR

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549
Attn: John Cannarella, Jenifer

Gallagher, John Coleman, Cheryl

Brown, and Laura Nicholson

Re:	Responses to the Securities and Exchange Commission Staff Comments dated May 31, 2023 regarding

Foremost Lithium Resource & Technology Ltd.
Registration Statement on Form F-1 Filed May 18, 2023
File No. 333-272028

Dear Sirs and Madams:

This letter responds to the written comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) set forth in the May 31, 2023 letter regarding the above-referenced Registration Statement on Form F-1 (the “Registration Statement”) of Foremost Lithium Resource & Technology Ltd. (the “Company”, “we,” “our,” or “us”) filed on May 18, 2023. For your convenience, the Staff’s comments are included below and we have numbered our responses accordingly. Simultaneously with the transmission of this letter, the Company is submitting via EDGAR to the Registration Statement, responding to the Staff’s comments and including certain other revisions and updates.

Page numbers in the text of the Company’s responses correspond to page numbers in the Registration Statement. Please note that capitalized terms used but not otherwise defined in this letter have the meanings ascribed to such terms in the Registration Statement.

Our responses are as follows:

Registration Statement on Form F-1 filed May 18, 2023

Cover Page

Staff Comment No. 1

We note your disclosure that your board of directors intends to effect a share consolidation of your outstanding common shares in connection with this offering and your intended listing of your common shares on the Nasdaq Capital Market, “to result in a price per share between approximately US$5.00 to US$6.00.” If US$5.00 to US$6.00 is the bona fide estimate of the range of the maximum offering price of the securities disclosed pursuant to Instruction 1 to Item 501(b)(3) of Regulation S-K, please revise to clarify, if true, that you expect the initial public offering price to be between US$5.00 to US$6.00 per share.

Company’s Response:

We have revised the disclosure on the cover page of the Registration Statement to clarify that we estimate that the public offering price per share will be between US$5.00 to US$6.00 per share. We have further revised the Registration Statement to include an assumed offering price of US$5.50 per share.

Prospectus Summary
Lithium Industry, page 6

Staff Comment No. 2

We note your response to prior comment 1. Please revise your prospectus to provide the basis for your disclosure that the global lithium-ion battery market size is expected to reach USD $182.53 billion by 2030.

Company’s Response:

We have revised the disclosure in the “Prospectus Summary, Lithium Industry” section on Page 6 of the Registration Statement to provide the source for this disclosure.

Our Risks and Challenges, page 9

Staff Comment No. 3

Please revise the summary risk factors to disclose the risk that you expect to be a “passive foreign investment company,” as discussed in the risk factor on page 28 and the disclosure on page 126. In addition, ensure that you have disclosed all related risks that are material in the risk factor on page 28, rather than stating in the risk factor that “[t]his paragraph is qualified in its entirety by the discussion above under the heading “Material United States and Canadian Income Tax Considerations — U.S. Federal Income Taxation Considerations — Passive Foreign Investment Company Rules.”

Company’s Response:

We have revised the disclosure in the “Prospectus Summary, Our Risks and Challenges” section on Page 9 of the Registration Statement to include the passive foreign investment company risk. Further, we have revised the risk factor to note that each potential investor who is a U.S. taxpayer should review the discussion under the heading “Material United States and Canadian Income Tax Considerations — U.S. Federal Income Taxation Considerations — Passive Foreign Investment Company Rules” in its entirety. The Company confirms that it has disclosed all known risks related to passive foreign investment company status.

Summary Consolidated Financial Information, page 14

Staff Comment No. 4

With respect to your Statements of Financial Position Data, please limit inclusion of an "As Adjusted" column to your most recent interim balance sheet consistent with the period depicted in your Capitalization Table on page 32.

Company’s Response:

We have revised the disclosure in the “Statements of Financial Position, Statements of Financial Position Data” on Page 14 of the Registration Statement to address this comment.

Staff Comment No. 5

Please refer to Rule 3-20(b)(1) of Regulation S-X and remove the convenience translation to U.S. Dollars for all periods except for the most recent fiscal year and any subsequent interim period presented.

Company’s Response:

We have revised the disclosure in the “Summary Consolidated Financial Information” on Page 14 and throughout the Registration Statement to address this comment.

Use of Proceeds, page 30

Staff Comment No. 6

We note your response to prior comment 2, and your revised disclosure that you plan to use 23% of the net proceeds for general corporate purposes such as salaries, accounting transfer agents, public company fees, audit fees travel, or other. Please disclose the amount of net proceeds to be used for salaries, if known. We also note your disclosure that you expect to use 15% of the net proceeds for general business expenses, which may include marketing and promotional efforts. Please disclose any anticipated use of proceeds to pay related parties. In that regard, we note your disclosure regarding investor relations fees paid to a company co-owned by Jason Barnard and Christina Barnard during the fiscal year ended March 31, 2023.

Company’s Response:

The Company has revised the Registration Statement to clarify that the use of proceeds will include salaries as well as consultant and director fees and the amounts of these salaries and fees has been noted. The Company also confirms that none of the planned general business expenses will be paid to any related party. The investor relation fee consulting relationship with Christina Barnard terminated upon their appointment as an officer of the Company and no general business expenses will be used to pay related parties.

Description of Share Capital, page 116

Staff Comment No. 7

We note you intend to effect a share consolidation of your outstanding common shares prior to the effectiveness of this registration statement. Please provide further clarification as to when your reverse stock split will be effected in relation to the effectiveness of your registration statement as well as tell us how you anticipate reflecting the reverse stock split retrospectively in your historical financial statements and throughout the filing. Refer to the guidance in paragraph 64 of IAS 33 and SAB Topic 4:C.

Company’s Response:

The share consolidation will occur prior to effectiveness. The Board of Directors of the Company’s intends to authorize the share consolidation when the offering commences and it will become effective as soon as feasible thereafter taking into account both Canadian and Nasdaq requirements.

The Company has reflected the share consolidation ratio in the Registration Statement at an assumed ratio of 1-for-50. Upon commencing the offering, the Board of Directors of the Company will set a ratio equating to approximately US$5.00 to US$6.00 per share and the registration statement will be revised thereafter to reflect the actual post-consolidation capitalization. Depending on the trading price on the date of approval, we would anticipate the ratio to be between 40 and 60 reflecting a US$ share price between $0.10 and $0.15 cents assuming the shares continue to trade in that range.

The share consolidation will be reflected retrospectively in the Company’s financial statements for the year ended March 31, 2023.

Financial Statements

Note 17 - Prior Year Restatement, page F-70

Staff Comment No. 8

Please remove all of the references to your restatement of prior year financial statements throughout your filing as you indicated you would do in your response to prior comment 14 of our letter dated October 13, 2022.

Company’s Response:

We have revised the disclosure in throughout the Registration Statement to remove references to the restatement.

Exhibits and Financial Statement Schedules, page II-4

Staff Comment No. 9

Please ensure that your exhibit index complies with the requirements set forth in Item 601(a)(2) of Regulation S-K. For example, we note that you have incorporated by reference certain exhibits, but have not included an active hyperlink to each such exhibit separately filed on EDGAR. Please revise.

Company’s Response:

We have revised the Exhibit Index to ensure that each exhibit includes an active hyperlink.

Staff Comment No. 10

We note that the legal opinion filed as Exhibit 5.1 does not specify the number of shares to be offered under the registration statement and covered by the opinion. Please obtain and file a revised legal opinion that includes such information.

Company’s Response:

The Company will file a revised legal opinion specifying the number of shares offered at the time the number of shares is known. The Company included a form of legal opinion to provide the staff an opportunity to review the opinion for any potential comments.

Thank you for your review of the filing. If you should have any questions regarding the response letter, please do not hesitate to contact the undersigned at (604) 330-8067, or Anthony Epps of Dorsey & Whitney LLP, our outside legal counsel at (303) 485-1109.

Sincerely,

Foremost Lithium Resources Technology Ltd.
Jason Barnard
President and Chief Executive Officer

cc:	Anthony Epps, Esq., Dorsey & Whitney LLP